DSM Limburg Press Release

DSM Limburg B.V.
P.O. Box 6500, 6401 JH Heerlen [redacted]nds
Telephone [redacted]40680
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DSM

Geleen, 17 February 2004

- Around 500 jobs in support services and manufacturing staff departments expected to go -

DSM to reorganize Geleen (Netherlands) production site to boost its performance

Today DSM announced the initial results of its "Copernicus" project, which is aimed at boosting the efficiency and effectiveness of the company's manufacturing activities at the Chemelot site in Geleen (Netherlands). In the next two years DSM aims to cut costs by more than € 50 million per year. At the same time, the restructuring operation will lead to a further improvement of the site's performance in the field of manufacturing, safety and environmental protection. The project is expected to lead to the loss of around 500 jobs in support services and manufacturing staff departments. Copernicus will have no consequences for the shift workers at the site. DSM will also investigate whether a number of services can be outsourced.

The reorganization comprises the support services and manufacturing staff departments of DSM at the Geleen site. The organization thereof is currently too diverse and too fragmented, resulting in high costs, unnecessary dilution of manufacturing expertise and a lack of competitive strength of the DSM units concerned. Through the Copernicus project DSM aims to secure a healthy future for the DSM activities at the Chemelot site.

New organization

DSM's future manufacturing organization in Geleen will consist of two closely interacting parts: the manufacturing plants of the various business groups and the DSM Manufacturing Center. The plants will focus exclusively on their core task: day-to-day production. The shared competences needed by the plants will be concentrated at the Manufacturing Center. These include expertise in the field of maintenance and turnarounds, large and small capital projects, process engineering and safety, health and the environment. The DSM Manufacturing Center will support the plants in achieving their production objectives, monitor compliance in the field of safety, health and the environment and give shape to the external relationships (a.o. for purchasing and permits).

Development of Chemelot site

A separate "Landlord" organization is to be set up, which will be responsible for the further development of the site. The organization will own the land of the Chemelot site as well as the basic infrastructure and services needed to operate the site. Besides managing the site, this organization will have the important task to attract new activities.

Consequences

As a result of the reorganization, the majority of the activities of the current plant staff departments and the DSM Industrial Services unit will be divided. The activities will partly be accommodated at the Manufacturing Center and the plant staff departments and partly at other companies at the site, including SABIC. In total, about 500 jobs are expected to go. In addition, DSM will investigate the possibility of outsourcing a number of services. Copernicus will have no consequences for the shift workers at the site.

Social plan
Together with the trade unions DSM is working on a social plan, starting from the premise that there will be no collective layoffs, that the people affected will be supported in moving to a new job as much as possible and that the possibilities of an early retirement scheme based on the existing pre-pension scheme will be explored.

Planning
The initial results of "Copernicus" were presented to the DSM Limburg works council today. The works council will give its advice on this. The plan will be elaborated and detailed, divided into two phases. It is expected that DSM will make a start with the implementation of the first phase of Copernicus before the summer holidays. The detailing and fine-tuning of the plan will take at least the rest of the year.

Chemelot site
Chemelot is the name of the large chemical industrial complex situated around the intersection of the A2 and A76 motorways at Geleen in the south of the Netherlands (province of Limburg). The harbour of Stein is also a part of the Chemelot site. The Chemelot complex is one of the largest integrated industrial sites in the Netherlands. It measures about 800 hectares and comprises about sixty chemical plants, plus a large number of office buildings, laboratories, warehouses and workshops. Most of the plants and other buildings are owned by the site users: the companies that are based at the site and have their operations there. The two largest site users are DSM and SABIC. The DSM Research Campus in Geleen is also located at the site. DSM's Limburg-based operations employ about 5,100 people, about 2,400 of whom work at the Chemelot site in manufacturing operations and in service units that support these operations.

DSM
DSM is active worldwide in life science and nutritional products, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are being applied in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). The group has annual sales (pro forma including the recent acquisition - renamed DSM Nutritional Products) of approximately EUR 8 billion and employs in the region of 25,000 people around the world. DSM ranks among the global leaders in many of its fields. DSM is headquartered in the Netherlands, with locations in Europe, Asia and the Americas. More information about DSM can be found at www.dsm.com

Note for editors
Mr J. Fransen van de Putte, director of DSM Limburg B.V., will be available between 13.00 and 15.00 hrs this afternoon to comment on this press release. If you wish to speak to him, please make an appointment via DSM Corporate Communications / Hill & Knowlton, Ingo Heijnen, tel. +31 20 4044707 or + 31 6 55 86 79 04.

For more information:
DSM Corporate Communications
Nelleke Barning
tel. +31 (45) 5782017
fax +31 (45) 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782864
fax +31 (45) 5782595
e-mail investor.relations@dsm.com